UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Lil Libros

Legal status of issuer

> ***Form***
> Limited Liability Company
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> November 29, 2021

Physical address of issuer
1960 Hawkins Circle, Los Angeles, CA 90001

Website of issuer
https://www.LilLibros.com

Name of co-issuer
Lil' Libros I, a Series of Wefunder SPV, LLC

Legal status of co-issuer

> ***Form***
> Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
November 29, 2021

Physical address of co-issuer
4104 24th St., PMB 8113, San Franciso, CA 94114

Website of co-issuer
https://wefunder.com/

Current number of employees
14

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,772,844.00	$2,768,122.00
Cash & Cash Equivalents	$33,567.00	$312,076.00
Accounts Receivable	$365,726.00	$633,891.00
Short-term Debt	$353,203.00	$132,396.00
Long-term Debt	$381,053.00	$284,516.00
Revenues/Sales	$2,183,806.00	$2,735,321.00
Cost of Goods Sold	$749,918.00	$782,083.00
Taxes Paid	$0.00	$0.00
Net Income	-$1,312,622.00	-$285,218.00


December 10, 2024

FORM C-AR

Lil' Libros




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Lil Libros, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.LilLibros.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is September 11, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current

facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Lil Libros (the "Company") is a Delaware Limited Liability Company, formed on November 29, 2021.

The Company is located at 1960 Hawkins Circle, Los Angeles, CA 90001.

The Company's website is https://www.LilLibros.com.

The information available on or through our website is not a part of this Form C-AR.

Lil' Libros I, a Series of Wefunder SPV, LLC (the "Co-Issuer") is a Delaware Limited Liability Company, formed on November 29, 2021.

The Co-Issuer is located at 4104 24th St., PMB 8113, San Francisco, CA 94114.

The Co-Issuer's website is https://wefunder.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The company publishes and distributes children's books, products, and content promoting bilingual education and early literacy.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's reliance on social media for marking could have a negative impact if interrupted as it could slow down our visibility, growth, and profitability.

The Company relies on third party technology vendors such as Shopify, Google, PayPal, Shipstation for payments, financial services, and profitability.

Any interruption in the availability of these services could have a material negative impact on our ability to deliver service to customers, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according to these third parties. The prospect of increased regulation may create challenges to our users and service offerings.

The children's media industry is a highly competitive market.

We cannot assure that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss or market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

In order to respond to market changes, the founders from time to time may make changes to the Company to adapt to market.

The Company will continue its research and development activities for its new products and begin its production operations which require capital.

There is no certainty that the initial financing will be sufficient to establish that our future products are viable, in which case additional development financing will be required.

Economical changes may affect the Company's profit margin and slow down distribution, such as increase in raw materials, global supply issues, and political unrest.

The Company founders may not be able to work full-time in the event of health, family, or other extenuating circumstances.

Our future success depends on the efforts of a small management team.

The loss of services of the members of the management team may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Additional issuance of securities.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investors in the Company. The Investors may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities.

The Company may have authority to repurchase its securities from unit holders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interest held

by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer.
As a minority owner of the Company, the Investor will have limited or non-ability to influence a potential sale of the Company or a substantial portion of its assets.

Transactions with related parties.
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's length but will be in all cases consistent with the duties of management of the Company to its unit holders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management.
It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The company publishes and distributes children's books, products, and content promoting bilingual education and early literacy.

Business Plan - The Company

Our business model relies on the continued growth and success of our existing books and products, as well as the creation of new products. The markets and industry segments in which we offer our products are highly competitive. We utilize our marketing, authenticity, grassroots approach, and online presence to educate consumers about the important of culturally relevant media. We work collaboratively with our distributors and customers to improve our presence and products and ear our customer's trust. We believe we must continue to provide new, innovative

books and products in order to grow our business. Research and product development activities, designed to enable sustained organize growth, carry a high priority. While many of the benefits from these efforts will not be realized until future years, we believe these activities demonstrate our commitment to future growth. We develop and distribute high-quality and culturally relevant content for parents, children and schools. We manage our brands with creativity, expertise and discipline to produce and distribute multicultural books and children's media experiences across a wide variety of platforms and engage consumers in many facets of their lives. With a strategic focus on content, we aim to: * expand, enhance and evolve our brands worldwide by creating and acquiring necessary content and resources, building new partnerships who share the same goals and innovating in other forms of media; * foster a creative, dynamic and diverse company culture that reflects the diverse audiences we serve and strengthens our position as a leader in media for consumers around the world; * deepen our connection with audiences by investing wisely in content that fits our core businesses and brand portfolios and resonates with targeted audiences; * continue to develop and refine innovative ways to distribute our content; * fuel organic growth by developing products with local, regional and multinational appeal; * limit the impact of intellectual property theft by providing compelling, legitimate offerings, as well as through technology solutions, communications, illegal enforcement and other activities; * drive efficiencies, execute strategies and maintain a strong financial position through operational discipline; and * generate significant long-term value for our stockholders.

Business Plan - The Co-Issuer

Lil' Libros I, a Series of Wefunder SPV, LLC (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  - If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;

- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Children's Media Company	bilingual children's media publisher	Children, Parents, Families

We are building the first Latina-led-community-owned media publisher. Our vision is to become the go-to company for children's publishing, education, and entertainment. We are constantly researching and developing new books and products and expanding our customer reach.

Sold at Target, Barnes & Noble, Kohl's Walmart, MoMA, Whole Foods, Amazon, and 2,500+ independent retailers. We offer our books and products via our online website.

Competition

The Company's primary competitors are The Company's primary competitors are the children's media is a highly competitive market.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. We are well positioned in the industry segments and markets in which we operate, often holding a leadership or significant market share position. Product quality, authentic content, value and packing are also important differentiating factors.

Supply Chain and Customer Base

The Company relies on third party technology vendors such as Shopify, Google, PayPal, Shipstation for payments, financial services, and shipping.

The Company's customers include mass merchandisers, bookstores, specialty retailers, distributors, e-commerce, schools, and libraries. Lil Libros' consumers are in the children's publishing, education and entertainment markets.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5015463	Children's Books and Products	Lil' Libros	October 13, 2014	August 9, 2016	USA

Copyright Registrations

Registration #	Title	Description	Registration Date
VAu1-184-547	Loteria: More First Words/ Mas primeras palabras	artwork	September 2, 2014
VAu1-218-697	Lucha Libre: Anatomy/ Anatomila	artwork/text	June 15, 2015
Vau1-943-065	Zapata: Colors/Colores	artwork/text	December 26, 2014
VA1-943-056	Counting with/Contando Con Frida	artwork/text	December 26, 2014
VAu1-218-696	Guadalupe: First Words Primeras Palabras	artwork/text	June 15, 2015
VAu1-218-696	La Llorona: Counting Back/Contando Hacia Atras	artwork/text	June 15, 2015
TX 9-232-303	La Catrina: Colors/Colores	artwork/text	September 22, 2022
TX 9-232-290	Cuauhtemoc: Shapes/Formas	artwork/text	September 22, 2022
TX 9-232-308	The Solar System with / El system solar con Ellen	artwork/text	September 22, 2022
TX 9-232-399	Amor de colores	artwork/text	September 22, 2022

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Grupo Chespirito	Little Libros, LLC	Non-exclusive rights to use Grupo Chespirito characters as well as the names and logos/marks related to such characters, for the production, publicity, distribution, and sale of the products.	December 31, 2024 – Currently extending
Little Libros, LLC	The Honest Company	Worldwide and exclusive rights to use, reuse, copy, record, distribute, display, and exhibit the Licensed Designs through approved distribution channels in the development, manufacture, distribution, and sale of baby diapers.	November 30, 2025

Governmental/Regulatory Approval and Compliance

Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1960 Hawkins Circle, Los Angeles, CA 90001

The Company has the following additional addresses: None.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Patricia Rodriguez

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CCO and Co-Founder, 2014-Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Executive, 2014- Current

Education

N/A

Name

Ariana Stein

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, 2014- Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Executive, 2014- Current

Education

California State University, Dominguez Gill, Bachelor of Business Administration (B.B.A) Goldman Sachs 10K Small Business Program- Cohort 13- Alumni, Entrepreneurial Studies

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 14 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Preferred Series Seed
Amount outstanding	1,346,578
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities issues pursuant to Regulation CF will be subject to dilution if/when the Company issues new Preferred Series Seed units.
Other Material Terms or information.	

Type of security	Common Units of Membership Interests
Amount outstanding	2,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new Common Units of Membership Interests.
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Working Capital
Name of creditor	Shopify
Amount outstanding	$4,776.61
Interest rate and payment schedule	17.0% per annum
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	November 11, 2025
Other material terms	N/A

The total amount of outstanding debt of the company is $15,125.87.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Series Seed	248,578	$2,485,784.00	Increase publishing catalog, create more products,	November 30, 2021	Regulation CF

			expand team, and move to larger warehouse.		

Ownership of the Company

The Company is owned by Ariana Stein, Patricia Rodriguez, and Lil' Libros I, SPV.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Ariana Stein	33.2%
Patricia Rodriguez	33.2%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$1,312,622.00	0	0

Operations

In 2022, our company achieved significant financial milestones, generating $2.7 million in revenue. This accomplishment not only underscored our growing presence in the market but also reflected the effectiveness of our strategic initiatives and operational capabilities.

One key strategy contributing to this achievement was the expansion of product offerings and the recruitment of key personnel across various departments. Specifically, we strengthened our team with professionals in Production, Graphic Design, Marketing, and Community Engagement.

Despite these achievements, it is imperative to address the challenges that accompanied our growth trajectory. One of the foremost challenges we encountered pertained to operational scalability. As we expanded our operations to accommodate the surge in demand, we faced logistical hurdles and resource constraints, necessitating careful planning and resource allocation to optimize productivity. To address this, we acquired a larger facility to expand our existing warehouse space.

Moreover, while our revenue soared, ensuring liquidity and maintaining financial stability posed additional challenges. The dynamic nature of the market, coupled with unpredictable external factors, highlighted the importance of prudent financial management and risk mitigation strategies.

In 2023, we faced challenges similar to many retailers, as the market experienced a decline. We procured in excess to meet the scaling demand we saw in 2022, a trend many retailers experienced, assuming that consumer demand would continue to grow. The surge in consumer purchasing from 2020 to 2022 led to a downward trend in 2023.

We navigated these challenges by implementing budgeting controls, exploring financing options, and diversifying revenue streams to strengthen our financial resilience.

In summary, while 2022 marked a period of remarkable growth and achievement for our company, it was not without its challenges. In 2023, unforeseen economic factors brought changes to the market. From operational issues to financial demands and shifts in consumer behavior, we confronted multifaceted obstacles, leveraging our resilience, adaptability, and collective creativity to chart a path toward sustained success.

To enhance profitability over the next 12 months, Lil Libros is committed to implementing a comprehensive strategy aimed at optimizing operational efficiency, fostering innovation, and maximizing revenue generation. The following steps outline our strategic approach: 1. Product Diversification and Expansion: Continue to expand our catalog and expand our offerings in different formats to cater to a larger audience. This entails identifying niche markets, conduct market research, and develop new products to meet our consumer preferences. 2. Expansion: Build upon our existing market presence and increasing presence in the education market. We aim to penetrate new markets and expand our geographical reach. This involves strategic partnerships with brands and schools, and targeted marketing campaigns tailored to specific regions or demographics. 3. Streamline Operations and Cost Optimization: Efficiency is crucial to profitability. We plan to streamline our internal processes, eliminate inefficiencies, and optimize resource allocation to reduce operational costs without compromising quality or service standards. 4. Digital Marketing and SEO: We will focus on enhancing our online presence and optimizing our digital marketing efforts. This includes implementing SEO strategies and leveraging social media channels to boost brand visibility and drive online sales. 5. Community Engagement and Customer Retention: Sustained profitability hinges on customer satisfaction and loyalty. We are committed to enhancing the customer experience through personalized engagement initiatives, responsive customer support, and educational and loyalty programs aimed at fostering long-term relationships and repeat business. 6. Pricing and Revenue Management: Pricing strategies play a pivotal role in profitability. We will continue to conduct pricing analysis, evaluate market dynamics, and adjust pricing strategies as needed to ensure optimal margins while remaining competitive in the marketplace. By implementing these strategic initiatives, Lil Libros aims to achieve and/or surpass its profitability targets over the next 12 months, positioning the company for sustained growth and success in the publishing industry.

Liquidity and Capital Resources

On November 30, 2021, the Company conducted an offering pursuant to Regulation CF and raised $2,485,784.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investors of they may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Patricia Rodriguez
(Signature)

Patricia Rodriguez
(Name)

Co-CEO
(Title)

/s/Ariana Stein
(Signature)

Ariana Stein
(Name)

Co-CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/
(Signature)

(Name)

(Title)

/s/
_____
(Signature)

_____
(Name)

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Patricia Rodriguez
_____
(Signature)

Patricia Rodriguez
_____
(Name)

Co-CEO
_____
(Title)

_____
(Date)

/s/Ariana Stein
_____
(Signature)

Ariana Stein
_____
(Name)

Co-CEO
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal

financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer

LITTLE LIBROS, LLC

(a California limited liability company)

Financial Statements

For the calendar years ended December 31, 2023 and 2022

August 28, 2024

Re: 2023-2022 Financial Statements

Below are the financial statements of LITTLE LIBROS, LLC (a limited liability company organized in California) (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, members' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations, members' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Jemin Na, CPA


LITTLE LIBROS, LLC
BALANCE SHEETS
As of December 31, 2023, and 2022
See accompanying CPA's Report and Notes to the Financial Statements


	2023	2022
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 33,567	$ 312,076
Accounts receivable, net	365,726	633,891
Inventory	843,950	1,006,141
Other current assets	440,427	771,912
Total Current Assets	1,683,670	2,724,020
Fixed assets, net	43,654	34,102
Other assets	45,520	10,000
TOTAL ASSETS	**$ 1,772,844**	**$ 2,768,122**
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts and credit cards payable	$ 234,423	$ 37,268
Other current liabilities	118,780	95,128
Total Current Liabilities	353,203	132,396
Non-Current Liabilities		
Loans payable, non-current	381,053	284,516
TOTAL LIABILITIES	**734,256**	**416,912**
Members' Equity		
Members' contributions	2,436,061	2,436,061
Members' distributions	(47,748)	(47,748)
Accumulated earnings	(1,312,622)	(37,103)
TOTAL MEMBERS' EQUITY	**1,038,588**	**2,351,210**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 1,772,844**	**$ 2,768,122**


LITTLE LIBROS, LLC
STATEMENT OF OPERATIONS
Calendar years ended December 31, 2023 and 2022
See accompanying CPA's Report and Notes to the Financial Statements


	2023	**2022**
Revenues, net	$ 2,183,806	$ 2,735,321
Less: Cost of goods sold	749,918	782,083
Gross Profit	1,433,888	1,953,238
Operating Expenses:		
General and administrative	732,259	965,293
Marketing	66,730	136,343
Salaries and wages	754,984	1,002,154
Shipping and delivery	71,035	128,849
Total Operating Expenses	1,625,008	2,233,639
Net operating income (loss)	(191,120)	(279,401)
Other Expense:		
Other income (expense), net	(1,101,163)	0
Depreciation (expense)	(6,029)	(3,896)
Interest (expense)	(13,510)	(1,121)
(Provision) benefit for income taxes	(800)	(800)
Net Income (Loss)	$ (1,312,622)	$ (285,218)

LITTLE LIBROS, LLC
STATEMENT OF MEMBERS' EQUITY
Calendar years ended December 31, 2023 and 2022

	Members' Contributions	Members' Distributions	Accumulated Earnings	Total Members' Equity
Balance as of January 1, 2022	$ 136,711	$ (47,748)	$ 248,115	$ 337,078
Member distribution	2,299,350			2,299,350
Net income			(285,218)	(285,218)
Balance as of December 31, 2022	$ 2,436,061	$ (47,748)	$ (37,103)	$ 2,351,210
Member contribution				
Net income (loss)			(1,312,622)	(1,312,622)
Balance as of December 31, 2023	$ 2,436,061	$ (47,748)	$ (1,349,725)	$ 1,038,588

LITTLE LIBROS, LLC
STATEMENT OF CASH FLOWS
Calendar years ended December 31, 2023 and 2022
See accompanying CPA's Report and Notes to the Financial Statements

	2023	2022
Cash Flows From Operating Activities		
Net Income	$ (1,312,622)	$ (285,218)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	6,029	3,896
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	268,165	(410,726)
(Increase) Decrease in inventory	162,191	(533,878)
(Increase) Decrease in other current assets	331,485	(467,957)
Increase (Decrease) in accounts and credit cards payable	197,155	(45,328)
Increase (Decrease) in all other current liabilities	23,652	(144,488)
Increase (Decrease) in all other assets	(35,520)	(10,000)
Net Cash Provided In Operating Activities	(359,465)	(1,893,699)
Cash Flows From Investing Activities		
Capital expenditures	(15,581)	(37,998)
Net Cash Used In Investing Activities	(15,581)	(37,998)
Cash Flows From Financing Activities		
Proceeds from WeFunder	0	2,299,350
Proceeds from Intuit	28,721	0
Proceeds from Shopify	22,236	0
Repayment of Royalties	45,580	(194,662)
Net Cash Provided (Used) By Financing Activities	96,537	2,104,688
Net Change In Cash	(278,509)	172,991
Cash at Beginning of Period	312,076	139,085
Cash at End of Period	$ 33,567	$ 312,076

LITTLE LIBROS, LLC
NOTES TO THE FINANCIAL STATEMENTS
Calendar years ended December 31, 2023 and 2022
See accompanying CPA's Report

NOTE 1 - NATURE OF OPERATIONS

LITTLE LIBROS, LLC ("the Company") is a limited liability company organized under the laws of the State of California on September 4, 2014. The Company publishes and distributes children's books, products, and content promoting bilingual education and early literacy.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2023, the Company is operating as a going concern.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2023 and 2022, the Company had $33,567 and $312,076 cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. As of December 31, 2023, and 2022, the Company had $365,726 and $633,891 in accounts receivable, respectively. The Company has accrued bad debts of $230,284 as of December 31, 2023.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment

Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2023 and 2022, the Company maintained fixed assets with a net book value of $43,654 and $34,102, respectively.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is taxed as a C corporation as of 2020 and was taxed as an S corporation prior to 2020. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC

606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from the sale of tangible products are recorded when the goods are shipped and delivered.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes starting in 2020 and has accrued tax expense at the statutory rate.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – MEMBER CAPITAL

The Company has two classes of membership units: Common Units and Preferred Series Seed Units. The Common Units are held by two individuals and the Preferred Series Seed Units are held by multiple individuals (i.e. employees, advisors, and SPV).

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 6 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
The Company owes royalties to the members of the Company that have not been paid nor bear interest.

As the transaction was between related parties, there is no guarantee that the terms of the sale represent an arm's length transaction. However, the Company believes that the royalty rate paid to the authors to be representative of industry practices.

NOTE 10 – SUBSEQUENT EVENTS

Reg CF Securities Offering
The Company is in the process of preparing for a securities offering exempt from registration under Regulation CF. The securities offering will be listed with WeFunder and they will receive compensation for the listing commensurate with its standard terms.

Management's Evaluation
Management has evaluated subsequent events through December 31, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.